NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 22, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 9, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Equity Office Properties Trust and Blackhawk Acquisition Trust a wholly-owned subsidiary of Blackhawk Parent LLC which is affiliated with Blackstone Real Estate Partners V L.P. which is also affiliated with The Blackstone Group became effective on February 9, 2007. Holders of the 5.25% Series B Convertible, Cumulative Preferred Shares of Beneficial Interest have the right at any time to convert their shares into 1.40056 Common Shares of Beneficial Interest of Equity Office Properties Trust or an equivalent merger consideration of $77.73 in cash. For additional information please see Company's press release dated February 8, 2007. After the merger becomes effective, holders will have until March 12, 2007 to fully convert their surviving entity Series B Convertible, Cumulative Preferred Shares. After March 12, 2007, Each Series B Convertible, Cumulative Preferred Share will be Liquidated into the right to receive $50.00 in cash plus accrued Dividends. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 12, 2007.